06008439

AB 4/20

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 043933 |

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **First Global Securities, Inc.**

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

234 E. Colorado Blvd., Suite M120
(No and Street)

Pasadena (City) California (State) 91101-2252 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
NobleTrenham (626) 568-8800
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates Inc., Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9010 Corbin Avenue Suite 7 (Address) Northridge (City) CA (State) 91324 (Zip Code)

**CHECK ONE:**

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 30 2006
THOMSON
FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Noble Trenham, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Global Securities, Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

State of California
County of Los Angeles
Subscribed and sworn (or affirmed) to before me this 28 day of March, 2006

Notary Public

LOUIS JILLY
Commission # 1429990
Notary Public - California
Los Angeles County
My Comm. Expires Jul 12, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss)
- ☒ (d) Statement of Changes in Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Independent Auditor's Report

Board of Directors
First Global Securities, Inc.

We have audited the accompanying statement of financial condition of First Global Securities, Inc. as of December 31, 2005, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Global Securities, Inc. as of December 31, 2005, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
March 21, 2006

*We Focus & Care*[SM]

9010 Corbin Avenue, Suite 7
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924
www.baicpa.com

**First Global Securities, Inc.**
**Statement of Financial Condition**
**December 31, 2005**

**Assets**

| | |
|---|---|
| Cash | $ 4,613 |
| Deposits with clearing organizations | 10,063 |
| Marketable securities, at market value | 51,372 |
| Receivable from clearing firm | 13,721 |
| Receivable from related party | 31,937 |
| Receivable - other | 25,000 |
| Furniture, fixtures and equipment, net | 1,704 |
| Deposits | 15,337 |
| Other assets | 1,000 |
| **Total assets** | $ 154,747 |

**Liabilities and Stockholder's Equity**

| | |
|---|---|
| **Liabilities** | |
| Accounts payable and accrued expenses | $ 6,460 |
| Commissions payable | 5,816 |
| Income taxes payable | 1,600 |
| Settlement payable | 21,788 |
| Margin payable | 3,152 |
| **Total liabilities** | 38,816 |
| **Stockholder's equity** | |
| Common stock, $4 par value, 10,000 shares authorized, 1,000 issued and outstanding | 4,000 |
| Additional paid-in capital | 664,353 |
| Accumulated deficit | (552,422) |
| **Total stockholder's equity** | 115,931 |
| **Total liabilities and stockholder's equity** | $ 154,747 |

*The accompanying notes are an integral part of these financial statements.*

**First Global Securities, Inc.**
**Statement of Operations**
**For the Year Ended December 31, 2005**

| | |
|---|---|
| **Revenues** | |
| Commissions | $ 254,894 |
| Interest and dividend income | 14,158 |
| Gains (losses) from investments in marketable securities | (1,778) |
| Investment banking | 100,150 |
| Other income | 12,964 |
| **Total revenues** | 380,388 |
| **Expenses** | |
| Commissions, trading fees and floor brokerage | 104,087 |
| Employee compensation and benefits | 47,333 |
| Communications | 11,688 |
| Interest | 963 |
| Occupancy & equipment rental | 99,565 |
| Taxes, other than income taxes | 12,760 |
| Other operating expenses | 222,032 |
| **Total expenses** | 498,428 |
| **Income (loss) before income taxes** | (118,040) |
| **Income tax provision** | 800 |
| **Net income (loss)** | $ (118,840) |

*The accompanying notes are an integral part of these financial statements.*

**First Global Securities, Inc.**
**Statement of Changes in Stockholder's Equity**
**For the Year ended December 31, 2005**

| | Common Stock | Additional Paid - In Capital | Accumulated Deficit | Total |
|---|---|---|---|---|
| Balance, January 1, 2005 | $ 4,000 | $ 649,353 | $ (433,582) | $ 219,771 |
| Additional investment | – | 15,000 | – | 15,000 |
| Net income (loss) | – | – | (118,840) | (118,840) |
| Balance, December 31, 2005 | $ 4,000 | $ 664,353 | $ (552,422) | $ 115,931 |

**First Global Securities, Inc.**
**Statement of Cash Flows**
**For the Year Ended December 31, 2005**

| | | |
|---|---|---|
| **Cash flows from operating activities:** | | |
| Net income (loss) | | $ (118,840) |
| Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities: | | |
| Depreciation | $ 1,894 | |
| (Gains) losses on marketable securities | 1,778 | |
| (Increase) decrease in: | | |
| Receivable from clearing firms | 1,584 | |
| Deposits held at clearing firms | 11,209 | |
| Receivable – other | (10,000) | |
| (Decrease) increase in: | | |
| Short-term bank loan | (6,544) | |
| Margin payable | 3,152 | |
| Accounts payable and accrued expenses | (9,115) | |
| Commissions payable | 224 | |
| Income taxes payable | 800 | |
| Total adjustments | | (5,018) |
| Net cash provided by (used in) operating activities | | (123,858) |
| **Cash flows from investing activities:** | | |
| Purchase of marketable securities | (53,150) | |
| Net cash provided by (used in) investing activities | | (53,150) |
| **Cash flows from financing activities:** | | |
| Collections from loans from related party | 144,833 | |
| Additional investment | 15,000 | |
| Proceeds from issuance of long term debt | 21,788 | |
| Net cash provided by (used in) financing activities | | 181,621 |
| Net increase (decrease) in cash | | 4,613 |
| Cash at beginning of year | | – |
| Cash at end of year | | $ 4,613 |
| **Supplemental disclosure of cash flow information:** | | |
| Cash paid during the year for: | | |
| Interest | $ 963 | |
| Income taxes | $ – | |

*The accompanying notes are an integral part of these financial statements.*

## Note 1: <u>GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES</u>

*General*

First Global Securities, Inc. (the "Company") is a California corporation incorporated on March 8, 1991. The Company is a member of the National Association of Securities Dealers ("NASD"), and the Securities Investor Protection Corporation ("SIPC"). The Company conducts business on a fully disclosed basis whereby the execution and clearance of trades are handled by another broker/dealer. The Company does not hold customer funds and/or securities.

The Company is a wholly owned subsidiary of First Global Holdings, Inc. ("Parent"). The Company has about three hundred (300) accounts with no one account contributing a significant revenue source; the vast majority of clients are in Southern California.

*Summary of Significant Accounting Policies*

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities transactions are recorded on a settlement date basis, except for propriety transactions, commission revenues and the related expenses which are recorded on a trade date basis.

Underwriting fees are recorded at the time the underwriting is completed and the income is reasonably determined.

Marketable securities are valued at market value. Mark-to-market accounting is used for purposes of determining unrealized gain/loss on security positions in proprietary trading and investment accounts. The securities are sold on a first-in, first-out basis; however, certain securities are inventoried on a specific identification basis.

Furniture, fixtures and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Furniture, fixtures and equipment are depreciated over their estimated useful lives ranging from five (5) to (7) years by the straight-line method.

Advertising costs are expensed as incurred.

**Note 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)**

The Company accounts for its income taxes using the Financial Accounting Standards Board Statement of Financial Accounting Standards No. 109, "Accounting for income taxes", which requires the establishment of a deferred tax asset or liability for the recognition of the future deductible or taxable amounts and operating loss and tax credit carry forwards. Deferred tax expenses or benefits are recognized as a result of the changes in the assets and liabilities during the year.

**Note 2: DEPOSITS WITH CLEARING ORGANIZATION**

The Company has deposited $10,063 with Penson Financial Services, Inc. for its transactions with them. Interest is paid monthly on the deposit at the average overnight repurchase agreement rate.

**Note 3: MARKETABLE SECURITIES, AT MARKET VALUE**

Securities, at market value consisted of the following at quoted market values:

| | |
|---|---|
| Corporate stocks | $ 51,372 |

The value of these securities includes an unrealized loss of $1,778 .

The Company buys securities in its proprietary accounts at the clearing firm on margin. The interest on the margin account varies but at year end, the interest rate was 7.95%. The margin interest expense paid for the year was $1. The margin balance at December 31, 2005 was $3,152.

**Note 4: FURNITURE, FIXTURES AND EQUIPMENT, NET**

The furniture, fixtures and equipment are recorded at cost.

| | | Depreciable Life Years |
|---|---|---|
| Furniture & fixtures | $ 34,569 | 7 |
| Computers | 3,325 | 5 |
| Equipment | 17,857 | 5 |
| | 55,751 | |
| Less accumulated depreciation | (54,047) | |
| Net furniture, fixtures and equipment | $ 1,704 | |

Depreciation expense for the year ended December 31, 2005 was $1,894.

**Note 5: INCOME TAXES**

The income tax provision for the year ended December 31, 2005 consists of California Franchise Tax Board minimum tax of $800.

The Company has available at December 31, 2005 unused operating loss carry-forwards, which may be applied against future taxable income, resulting in a deferred tax asset of approximately $97,806, that expire as follows:

| Amount of unused operating loss carry-forwards | Expiration during year ended December 31, |
|---|---|
| $ 2,796 | 2018 |
| 81,337 | 2019 |
| 73,343 | 2020 |
| 229,575 | 2022 |
| 99,232 | 2023 |
| 46,914 | 2024 |
| 118,840 | 2025 |
| $ 652,037 | |

A 100% valuation allowance has been established against this asset since management cannot determine if it is more likely than not that the asset will be realized.

**Note 6: RELATED PARTY TRANSACTIONS**

The Company has advanced its officers $31,937. The loan is non–interest bearing and due on demand.

Other receivable consists of an advance to a customer that is also non–interest bearing and due on demand.

During the year ended December 31, 2005, the Company paid one of its officers $53,000 for the rental of a condominium, used for client lodging, entertainment and meetings, included in occupancy and equipment rental.

**Note 7: COMMITMENTS AND CONTINGENCIES**

In October 2001, the Company entered into a 60 month lease for its office space. The lease commenced in November 2001 and expires on October 31, 2006. Future minimum lease expenses are $33,820.

Rent expense for the year ended December 31, 2005 was $39,796.

The Company also entered a non-cancellable lease for office equipment

Future minimum equipment lease expenses are as follows:

| December 31, | |
|---|---|
| 2006 | $ 4,986 |
| 2007 | 2,908 |
| 2008 & thereafter | – |
| | $ 7,894 |

Equipment lease expenses for the year ended December 31, 2005 was $6,768.

The Company reached a settlement for arbitration with the NASD, and entered into a 24 month loan to finance this settlement.

Future minimum principal payments for the settlement are as follows:

| December 31, | |
|---|---|
| 2006 | $ 13,605 |
| 2007 | 6,031 |
| 2008 & thereafter | – |
| | $ 19,636 |

**Note 8: RECENTLY ISSUED ACCOUNTING STANDARDS**

In December 2004, the Financial Accounting Standards Board (" FASB") issued Statement of Financial Accounting Standards No. 123 (revised 2004), *"Share-Based Payment"* ("FAS 123R"), which requires the measurement and recognition of compensation expense for all stock-based compensation payments including grants of employee stock options. Stock options are a valuable and important tool used by many companies as a means to motivate employees and promote business growth. This statement eliminates the ability to account for such share-based compensation transactions using the intrinsic value method as prescribed by Accounting Principles Board, or APB, Opinion No. 25, *"Accounting for Stock Issued to Employees,"* and requires that such transactions be reflected in the financial statements based

## Note 8: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

upon the estimated fair value of the awards. In addition, there are a number of other requirements under the new standard that will result in differing accounting treatment than currently required. These differences include, but are not limited to, the accounting treatment for the tax benefit on employee stock options and for stock issued under an employee stock purchase plan. FASB 123R becomes effective for all reports issued after June 15, 2005. Adoption of the new standard has not had a material effect upon the financial statements of the company.

## Note 9: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2005, the Company had net capital of $27,538, which was $22,538 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($35,664) to net capital was 1.30 to 1, which is less than the 15 to 1 maximum ratio allowed for a broker/dealer.

## Note 10: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a $18,729 difference between the computation of net capital under net capital Sec. Rule 15c3-1 and the corresponding unaudited focus part IIA.

| | | |
|---|---|---|
| Net capital per unaudited schedule | | $ 46,267 |
| Adjustments: | | |
| Accumulated deficit | $ 8,093 | |
| Non-allowable assets | (27,418) | |
| Undue concentration | 596 | |
| Total adjustments | | (18,729) |
| Net capital per audited statements | | $ 27,538 |

## First Global Securities, Inc.
## Schedule I - Computation of Net Capital Requirements
## Pursuant to Rule 15c3-1
## As of December 31, 2005

| | | |
|---|---|---|
| **Computation of net capital** | | |
| **Stockholder's equity** | | |
| Common stock | $ 4,000 | |
| Additional paid--in capital | 664,353 | |
| Accumulated deficit | (552,422) | |
| **Total stockholder's equity** | | $ 115,931 |
| **Less: Non–allowable assets** | | |
| Furniture, fixtures and equipment, net | (1,704) | |
| Receivable from related party | (31,937) | |
| Receivable – other | (25,000) | |
| Deposits | (15,337) | |
| Other assets | (1,000) | |
| **Total non–allowable assets** | | (74,978) |
| **Net Capital before haircuts and undue concentration** | | 40,953 |
| **Less: Adjustments to net capital** | | |
| Haircuts on securities | (7,706) | |
| Undue concentration | (5,709) | |
| **Total adjustment to net capital** | | (13,415) |
| **Net capital** | | 27,538 |
| **Computation of net capital requirements** | | |
| Minimum net capital requirements | | |
| 6 2/3 percent of net aggregate indebtedness | $ 2,378 | |
| Minimum dollar net capital required | 5,000 | |
| Net capital required (greater of above) | | 5,000 |
| **Excess net capital** | | $ 22,538 |
| Ratio of aggregate indebtedness to net capital | 1.30:1 | |

There was a $18,729 difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated December 31, 2005. (See Note 10.)

*See independent auditor's report.*

**First Global Securities, Inc.**
**Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3**
**As of December 31, 2005**

A computation of reserve requirements is not applicable to First Global Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

*See independent auditor's report.*

**First Global Securities, Inc.**
**Schedule III - Information Relating to Possession or Control**
**Requirements Under Rule 15c3-3**
**As of December 31, 2005**

Information relating to possession or control requirements is not applicable to First Global Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

*See independent auditor's report.*

# First Global Securities, Inc.

## Supplementary Accountant's Report

## on Internal Accounting Control

## Report Pursuant to 17a-5

## For the Year Ended December 31, 2005

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Board of Directors
First Global Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of First Global Securities, Inc. (the Company), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



*We Focus & Care* SM

9010 Corbin Avenue, Suite 7
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924
www.baicpa.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we considered to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
March 21, 2006